SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2013
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

São Paulo, July 16, 2013 - GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), (S&P: B, Fitch: B-, Moody’s: B3),the largest low-cost and low-fare airline in Latin America, hereby announces its preliminary air traffic figures for June 2013.

PRASK, Yield and Fuel Prices

Net PRASK moved up by 11% in June over the same month last year, even at a lowest level of supply reduction (-1.3% in the same period).In the second quarter of 2013, PRASK increased approximately 10% and, over the semester, it increased by 11% (YoY).

Net yield increased by 11%over June 2012 to between 21.0 and 21.4 cents (R$). In the second quarter and year-to-date terms, net yield grew by 13%.

The fuel price* fell by 8% year-on-year in June. In the first quarter and year-to-date, it declined by around 4% and increased by approximately 4%, respectively, over the same periods in 2012.

(*)The per-liter fuel price considers total fuel and lubricant expenses divided by period consumption.

Conference Calls
Wednesday
July 17, 2013

Portuguese
10:00 (Brazil)
09:00 (US ET)
Tel.: +55 11 4688-6361
Password: GOL

English
11:00 (Brazil)
10:00 (US ET)
Tel.: +55 (11) 4688-6361
(Brazil) or
+1 786 924-6977 (US)
Password: GOL

Live webcast:
www.voegol.com.br/ir

Operating Data	May 2013(*)	% Chg. (MoM)	June 2013(*)	June 2012(*)	% Chg. (YoY)
Total System
ASK (mm)	4,144.8	-3.9%	3,982.3	4,033.4	-1.3%
RPK (mm)	2,739.4	2.5%	2,808.3	2,859.4	-1.8%
Load factor	66.1%	4.4 p,p,	70.5%	70.9%	-0.4 p.p
Domestic Market
ASK (mm)	3,697.2	-4.1%	3,546.0	3,702.1	-4.2%
RPK (mm)	2,486.1	2.9%	2,558.2	2,656.2	-3.7%
Load factor	67.2%	4.9 p,p,	72.1%	71.7%	0.4 p.p
International Market
ASK (mm)	447.6	-2.5%	436.3	331.3	31.7%
RPK (mm)	253.3	-1.3%	250.1	203.2	23.1%
Load factor	56.6%	0.7 p,p,	57.3%	61.3%	-4.0 p.p

(*) June 2013 – preliminary figures; June 2012 - adjusted managerial data; May 2013 – National Civil Aviation Agency (ANAC) figures.

1	GOL Linhas Aéreas Inteligentes S.A

Operating Data 2Q13	2Q13(*)	2Q12(*)	% Chg. (YoY)
Total System
ASK (mm)	12,178.6	12,515.1	-2.7%
RPK (mm)	8,248.6	8,697.1	-5.2%
Load Factor	67.7%	69.5%	-1,8 p.p
Domestic Market
ASK (mm)	10,869.7	11,538.5	-5.8%
RPK (mm)	7,499.4	8,104.1	-7.5%
Load Factor	69.0%	70.2%	-1,2 p.p
International Market
ASK (mm)	1,308.8	976.6	34.0%
RPK (mm)	749.2	593.0	26.3%
Load Factor	57.2%	60.7%	-3,5 p.p

Operating Data January through June 2013	6M13(*)	6M12(*)	% Chg. (YoY)
Total System
ASK (mm)	24,507.9	26,505.1	-7.5%
RPK (mm)	16,540.1	18,201.2	-9.1%
Load Factor	67.5%	68.7%	-1,2 p.p
Domestic Market
ASK (mm)	21,767.1	24,460.2	-11.0%
RPK (mm)	14,914.5	16,884.4	-11.7%
Load Factor	68.5%	69.0%	-0,5 p.p
International Market
ASK (mm)	2,740.8	2,044.9	34.0%
RPK (mm)	1,625.7	1,316.8	23.5%
Load Factor	59.3%	64.4%	-5,1 p.p

Domestic Market

In June, GOL continued with its strategy of optimizing domestic supply, which fell by 4.2% year-on-yeardue to the discontinuation of Webjet’s operations. The lower reduction was due to the fact that the adjustment in supply began in April 2012. In the first half, the decline came to 11%, above the Company’s projected reduction for the period.

The domestic load factor edged up by 0.4 p.p. over June 2012, reaching 72.1%. Given the above-mentioned reduction in supply and the period price recovery, demand in June fell by 3.7% year-on-year.

2	GOL Linhas Aéreas Inteligentes S.A

International Market

International supply moved up by 31.7%over June 2012, chiefly due to the daily flights to Santo Domingo, Miami and Orlando that began at the end of last year, while demand increased by 23.1%for the same reason. The international load factor fell by 4.0 p.p. Part of this decline is explained by the greater representation of flights to Santo Domingo, which we offer around 85% seats for sale in our 737-800 NG. According to ANAC’s methodology, the load factor is calculated based on the total capacity of the aircraft.

ABOUT GOL LINHAS AÉREAS INTELIGENTES S.A.

GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), the largest low-cost and low-fare airline in Latin America, offers around 970 daily flights to 65 destinations in 10 countries in South America, Caribbean and the United States under the GOL and VARIG brands, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. The SMILES loyalty program allows members to accumulate miles and redeem tickets to more than 560 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 3,500 cities in Brazil and eight abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

3	GOL Linhas Aéreas Inteligentes S.A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 16, 2013

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.